13B

SECURITIE 04004175 ISSION

Washington, D.C. 20549

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SEC FILE NUMBER
~~8-17301~~

8-35134

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 23 2004 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reinoso & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Napier (212) 832-9700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name — if individual, state last, first, middle name)

8 Chatham Place	Dix Hills	New York	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/24

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Napier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reinoso & Company, Inc., as of December 31, 2003, 19XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANNE E. COULTER
NOTARY PUBLIC, State of New York
No. 41-4803825
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires Sept. 30, 2006

Notary Public

William H. Napier
Signature

VICE PRESIDENT
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 23 2004
WASH. D.C. 187 SECTION

REINOSO & COMPANY INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2003

REINOSO & COMPANY INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

	Page
Facing Page	
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information	
Computation of Net Capital	10
Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Reconciliations Under Rule 17a-5(d)(4) of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control	12-14

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
Reinoso & Company Incorporated

We have audited the accompanying statement of financial condition of Reinoso & Company Incorporated as of December 31, 2003 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reinoso & Company Incorporated at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2004

REINOSO & COMPANY INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 2,894
Receivable from brokers	2,367
Securities owned, at fair value	453,424
Interest receivable	15,520
Property and equipment - at cost, less accumulated depreciation of $721	933
Total Assets	$ 475,138

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 9,260
Stockholder's Equity	
Common stock, $.10 par value, 1000 shares authorized, 1000 shares issued	100
Additional paid in capital	808,791
Retained earnings (deficit)	87,805
Treasury stock, at cost, 300 shares	(430,818)
Total Stockholder's Equity	465,878
Total Liabilities and Stockholder's Equity	$ 475,138

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Trading	$ 226,147
Interest income	31,040
Administrative fee	129,500
Other income	3,834
Total Revenues	390,521
Operating Expenses	
Compensation and employee benefits	176,197
Clearance fees	8,993
Professional fees	21,597
Regulatory fees and assessments	1,996
Occupancy expenses	10,800
Data services	3,902
Communication	5,762
Other operating expenses	39,993
Total Operating Expenses	269,240
Net Income	$ 121,281

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock
Balance - December 31, 2002	$ 100	$ 808,791	$ 47,524	$(430,818)
Net income - 2003	-	-	121,281	-
Dividends	-	-	(81,000)	-
Balance - December 31, 2003	$ 100	$ 808,791	$ 87,805	$(430,818)

See accompanying auditors' report and notes to financial statements.

REINOSO COMPANY INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities	
Net income	$ 121,281
Adjustment to reconcile net loss to net cash flows from operating activities	
Depreciation	721
Changes in operating assets and liabilities	
Increase in receivable from broker	(2,012)
Increase in securities owned	(34,668)
Decrease in prepaid expenses	2,389
Increase in accrued expenses	(3,400)
Cash Flows Provided By Operating Activities	84,311
Cash Flows from Investing Activities	
Purchase of property and equipment	(721)
Cash Flows Used For Investing Activities	(721)
Cash Flows from Financing Activities	
Dividends	(81,000)
Cash Flows Provided By Financing Activities	(81,000)
Net Increase in Cash and Cash Equivalents	2,590
Cash and Cash Equivalents, Beginning	304
Cash and Cash Equivalents, End	$ 2,894

See accompanying auditors' report and notes to financial statements.

REINOSO & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Reinoso & Company Incorporated, (the "Company"), which became a broker-dealer in 1985 is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the accelerated cost recovery system.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Receivable from Broker

Receivable from broker arise as a result of the Company's normal security transactions.

Note 3 - Commitments

Leases

The Company leases its office premises on a month-to-month basis. For the year ended December 31, 2003, rent expense amounted to $10,800.

Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at such institution is insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 4 - Related Party Transactions

The Company charges Reinoso Asset Management, an affiliate company under common ownership, an administrative fee for professional services rendered. For the year ended December 31, 2003, the administrative fee amounted to $129,500.

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2003, the Company had net capital, as defined, of $403,341 which exceeded the required minimum net capital by $398,341. Aggregate indebtedness at December 31, 2003 totaled $9,260 and the ratio of aggregate indebtedness to net capital was .02 to 1.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

REINOSO & COMPANY INCORPORATED
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2003

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$465,878
Deductions - Non-allowable assets	
Interest receivable	15,520
Property and equipment	933
	16,453
Net capital before haircuts	449,425
Haircuts	
Municipal obligations	31,740
Money market funds	47
Undue concentration	14,297
	46,084
Net capital, as defined	403,341
Minimum net capital required	5,000
Net capital in excess of minimum requirement	$398,341

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$ 9,260

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} = \frac{\$ 9,260}{\$403,341} = .02$$

The ratio of aggregate indebtedness to net capital is .02 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

REINOSO & COMPANY INCORPORATED
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2003

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company uses an independent escrow bank account in accordance with Rule 15c2-4 and does not hold customer funds or securities.

Reconciliation of Computation of Net Capital

Net capital, per focus report	$417,638
Adjustment to haircuts	14,297
Net capital, as computed	$403,341
Aggregate indebtedness, per focus report	$ 9,260
Aggregate indebtedness, as computed	$ 9,260

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
Reinoso & Company Incorporated

In planning and performing our audit of the financial statements and supplementary schedules of Reinoso & Company Incorporated, (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such

objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Reinoso & Company Incorporated to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than those specified parties.

February 6, 2004